STEPHANIE K. KUSHNER
Vice President & Chief Financial Officer
June 6, 2007
VIA EDGAR TRANSMISSION AND FACSIMILE
Ms. Linda Cvrkel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Federal Signal Corporation (FSS)
Form 10-K for the Year Ended December 31, 2006
Filed February 22, 2007
File No. 001-06003
Dear Ms. Cvrkel:
We have received your comment letter dated May 22, 2007 regarding your review of our filing referenced above. Our response to your comments follow.
Form 10-K for the Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
- Results of Operations, Year Ended December 31, 2006 vs. December 31, 2005, page 14
1.	We note your disclosures relating to your consolidated and segment results of operations. Please note that to the extent more than one factor is attributable to a change, you are required to quantify the amounts relating to each of the factors that are attributable to the change. Please revise your MD&A in future filings accordingly.
     FSS Response
We will revise our future filings to expand our disclosure and discussion within the MD&A accordingly.
2.	Please expand your discussion of operating expenses in future filings to quantify and discuss the significant cost components within this broad category, such as compensation, product development costs, marketing costs, and any other significant components that would enable readers to understand your business better. For example, you state that operating expenses increased in 2006 due to higher sales commissions and selling-related expenses, an increase in stock-based compensation expense of $3.7 million and Economic Value based incentive achievement of $2.1 million, but for the most part, you do not quantify each of these changes or provide the actual cost figures necessary to put these changes in proper context.
     FSS Response
We will revise future filings to expand our operating expense variance analysis to include each major component in accordance with your advice.
- Tool Operations, page 18

3.	We note your disclosure that a business system conversion implementation error was identified in 2006 and resulted in approximately $1.5 million of incremental costs associated with lost productivity during the first half of 2006. Please tell us the nature of this business system conversion implementation error and tell us if the error affected any of the internal controls over financial reporting.
FSS Response
The Tool segment operates by producing many thousands of unfinished tool punches (blanks) and then applying finishing work to each blank to create a final custom product. If the “best fit” blank is not available then the system will choose the second best fit; if the second best fit is not available then the system will choose the third best fit and so on until a blank is selected. The less perfect the fit the more waste is incurred to transform a blank to a finished product. This process is called product substitution. When we implemented a new integrated business system in Tool operations in 2004 we failed to insert the correct reordering procedures relating to product substitution; as a result we were not replacing the missing “best fit” blanks, resulting in increased levels of substitution. The situation was identified in the first quarter of 2006 when the cumulative costs of ever increasing substitution became apparent.
The high substitution rate led to increased costs relating to:
a.)	higher labor cost due to extra machining time
b.)	higher material waste and scrap
c.)	higher cost material usage
d.)	external purchase of substitute blanks
Our investigation showed that the blanks and finished goods were properly valued at each stage of the process, and there were no issues identified relating to internal controls over financial reporting. All incremental costs mentioned above were higher which resulted in a reduction of margins and negatively impacted our results from operations.
-Financial Condition, Liquidity and Capital Resources, page 19
4.	Please revise future filings to disclose expected capital expenditures for 2007.
FSS Response
We will revise future filings to disclose expected capital expenditures.
-Critical Accounting Policies and Estimates, page 22
5.	In future filings, please consider including a discussion of your accounting for stock compensation and pensions as part of your disclosure of critical accounting policies. Your disclosure should address the following areas:
•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.
Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).
FSS Response
We will revise our disclosure of critical accounting policies to include a discussion of our accounting for stock compensation and pensions in future filings.
Audited Financial Statements
Consolidated Statements of Operations, page 30

6.	We note your presentation of “net sales” on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the “net sales” amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.
FSS Response
Gross sales includes sale of products, lease financing revenues and billed freight related to product sales. Freight and lease financing revenues have not historically comprised a material component of gross sales. Net sales are net of returns and allowances. Returns and allowances are calculated and recorded as a percentage of revenue based on historical returns. Management does not consider these amounts material, and therefore does not plan to disclose the amounts separately.
Going forward, we will disclose this policy in the notes to our financial statements.
The components of net sales in 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Product sales	$1,201.6	$1,107.2	$1,011.1
Lease financing revenues	8.2	9.6	12.1
Billed freight	4.5	4.2	3.4

Gross sales	1,214.3	1,121.0	1,026.6
Less returns and allowances	2.7	2.0	2.1
Net sales	1,211.6	1,119.0	1,024.5

Notes to the Financial Statements
General
7.	In future filings please disclose the ending accumulated balances for each item in accumulated other comprehensive income either (i) on the face of the balance sheet, (ii) in a statement of changes in equity, or (iii) in the notes to the financial statements. See paragraph 26 of SFAS No. 130.
FSS Response
We will revise future filings to include the end accumulated balances for each item in accumulated other comprehensive income.
8.	We note from your disclosure in MD&A on page 15 that other expenses include your share of losses relating to the start-up of the joint venture in China. Please tell us, and revise your notes to the financial statements in future filings to discuss, the nature of this joint venture and how you account for your investment in the entity.
FSS Response
We have noted your comment, and will include a discussion regarding our joint venture in China in future filings and notes to the financial statements as follows:
In 2005, we entered into an agreement with the Shanghai Environmental Sanitary Vehicle and Equipment Factory (SHW) and United Motor Works (UMW) to form a joint venture to manufacture specialty vehicles in the Peoples Republic of China. The joint venture is initially intended to provide a platform for our Environmental Solutions Group’s (ESG) expansion into Asia and globally.
Our investment in the joint venture is accounted for under the equity method in accordance with APB No. 18. Our 50% interest in the venture does not represent a controlling interest. We have also reviewed the provisions of FIN 46, and concluded that consolidation was not appropriate. Therefore, the investment is carried at cost or less, adjusted to reflect our proportionate share of income or loss. We would recognize a loss on this investment should there be an other-than-temporary loss in value of the investment.
Prior to 2006, the costs associated with our investment in the joint venture were not meaningful. Losses related to the joint venture are included in other expense in the Statement of Operations and amounted to $1.9 million for the year ended December 31, 2006. We have funded the start-up of the joint venture at various times during the year as needed. At December 31, 2006, our investment in the China joint venture was $0.8 million, and was included together with “Other deferred charges and assets” in the Consolidated Balance Sheet.
Note 1. Significant Accounting Policies
- General
9.	We note from your disclosure on page 6 that you have international operations and during 2006, approximately 35% of your sales were to customers outside the United States. You also disclose on page 24 that you are subject to foreign currency exposures related to buying and selling in currencies other than the local currency in which you operate. In this regard, please revise your notes to the financial statements in future filings to include your accounting policy with respect to foreign currency gains and loss in accordance with SFAS No. 52. Also, please explain to us how your current presentation of foreign currency cash flows within your statements of cash flows complies with paragraph 25 of SFAS No. 95.
FSS Response
The effect of foreign exchange rates on cash balances within the Statement of Cash Flows as required by paragraph 25 of SFAS 95, have not been presented as they have not historically been material. In 2004, the total effect of foreign currency was to decrease cash by $1.0 million, in 2005 — an increase of $0.6 million, and in 2006 — an increase of $2.5 million.
We have noted your comment, and will include a discussion regarding the accounting for foreign currency gains and losses in our footnotes in future filings. We will also continue to monitor the effect of foreign currency exchange rates on cash balances and include any necessary adjustment within the Statement of Cash Flows, if material.
- Changes in Presentation of Statements of Operation, page 33
10.	We note your disclosure that in 2006 you began classifying certain selling, general and administrative expenses in cost of sales. Please explain to us, and disclose in future filings, the nature of the amounts reclassified to cost of sales and why it was appropriate to make such changes in fiscal 2006 rather than in an earlier period.
FSS Response
Historically, the Company has grown by completing a number of acquisitions. The Company has a number of locations throughout the United States as well as internationally. As a result of the growth by acquisition, the Company’s significant locations do not operate on the same system and there is no common chart of accounts. During 2006, we performed an analysis to ensure our expense classifications were consistent throughout the organization. We also benchmarked our classifications against peer companies. As a result of completing this analysis, it was determined that certain costs previously classified as selling, engineering, general and administration (SEGA) would be more appropriately presented as a component of cost of goods sold (COGS), and vice versa.
The largest categories of costs reclassified related to:
1.	Plant Information Technology — costs of maintenance and depreciation of plant based information technology systems.

2.	Plant Human Resources — cost of payroll and other human resource functions supporting plant operations.
3.	Engineering — costs relating to manufacturing process improvement and process maintenance.
These reclassification entries did not affect operating income as the changes netted to zero and therefore the reclassification did not have any impact on the Company’s bonus program which uses operating income as the baseline.
The changes represented approximately $26 million of costs or 2% of SEGA and COGS, respectively. We believe that the revised classifications will help us better manage our business. Therefore, we made the reclassification in 2006 and in the 2005 and 2004 comparative periods. We will continue to disclose the nature and the amounts reclassified for the relevant periods.
In connection with the Company’s responses to the comments in your May 22, 2007 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses.
Very Truly Yours,

By:	/s/ Stephanie Kushner

Stephanie Kushner
Vice President and Chief Financial Officer

cc:	Ms. Linda Cvrkel — Securities and Exchange Commission (via facsimile)
Ms. Claire Erlanger — Securities and Exchange Commission (via facsimile)
Ms. Jean Yu — Securities and Exchange Commission (via facsimile)
Mr. Ian Hudson — Ernst & Young, LLP
Jennifer Sherman — Vice President, General Counsel & Secretary